EXHIBIT 12

                        CHECKPOINT SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                          2002        2001        2000        1999        1998
                         ------      ------      ------      ------      ------
                                               (Thousands)

Fixed Charges
  Interest costs (1)    $18,071     $23,549     $25,314     $10,153     $ 9,929
  Interest component
   of non-capitalized
   lease rental
   expense (2)            5,136       4,400       4,583       1,873       2,538
                        -------     -------     -------     -------     -------
  Total fixed charges   $23,207     $27,949     $29,897     $12,026     $12,467
                        =======     =======     =======     =======     =======


Earnings
  Earnings before
   income taxes         $37,681     $13,716     $ 5,447     $10,207     $26,184
  Income from less-
   than-fifty percent
   owned entity               -           -          45           -           -
                        -------     -------     -------     -------     -------
  Total earnings as
   defined              $37,681     $13,716     $ 5,492     $10,207     $26,184
                        =======     =======     =======     =======     =======
Ratio of earnings to
 fixed charges             1.6x        0.5x        0.2x        0.8x        2.1x

  (1) Includes amortization of financing costs.
  (2) One-third of rental expense, which approximates the interest component of non-capitalized leases.